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                      UNITED STATES                         OMB APPROVAL
            SECURITIES AND EXCHANGE COMMISSION     -----------------------------
                  Washington, D.C. 20549           OMB Number:         3235-0145
                                                   Expires:    February 28, 2009
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                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                       Alliance Semiconductor Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    01877H100
       ------------------------------------------------------------------
                                 (CUSIP Number)

                                February 8, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X|  Rule 13d-1(b)
|_|  Rule 13d-1(c)
|_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------- --------------------------------------------------------------
              1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                  Francis Capital Management, LLC (13-1784308)
----------------- --------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)  |_|
                  (b)  |_|
----------------- --------------------------------------------------------------
              3.  SEC Use Only

----------------- --------------------------------------------------------------
               4  Citizenship or Place of Organization

                  California
----------------- --------------------------------------------------------------
                             5.  Sole Voting Power
                                 -----------------------------------------------

Number of         -------------- -----------------------------------------------
Shares                       6.  Shared Voting Power
Beneficially
Owned by                         1,665,200
Each              -------------- -----------------------------------------------
Reporting                    7.  Sole Dispositive Power
Person With
                  -------------- -----------------------------------------------
                             8.  Shared Dispositive Power

                                 1,665,200
----------------- --------------------------------------------------------------
              9.  Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,665,200
----------------- --------------------------------------------------------------
             10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|

----------------- --------------------------------------------------------------
             11.  Percent of Class Represented by Amount in Row (9)

                  5.1%
----------------- --------------------------------------------------------------
             12.  Type of Reporting Person (See Instructions)

                  IA
----------------- --------------------------------------------------------------

----------------- --------------------------------------------------------------
              1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                  John P. Francis
----------------- --------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)  |_|
                  (b)  |_|
----------------- --------------------------------------------------------------
              3.  SEC Use Only

----------------- --------------------------------------------------------------
               4  Citizenship or Place of Organization
                  United States
----------------- --------------------------------------------------------------
                             5.  Sole Voting Power
                                 -----------------------------------------------

Number of         -------------- -----------------------------------------------
Shares                       6.  Shared Voting Power
Beneficially
Owned by                         1,665,200
Each              -------------- -----------------------------------------------
Reporting                    7.  Sole Dispositive Power
Person With
                  -------------- -----------------------------------------------
                             8.  Shared Dispositive Power

                                 1,665,200
----------------- --------------------------------------------------------------
              9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,665,200
----------------- --------------------------------------------------------------
             10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|

----------------- --------------------------------------------------------------
             11.  Percent of Class Represented by Amount in Row (9)

                  5.1%
----------------- --------------------------------------------------------------
             12.  Type of Reporting Person (See Instructions)

                  HC, IN
----------------- --------------------------------------------------------------

Item 1.

           (a)    Name of Issuer

              Alliance Semiconductor Corporation

           (b)    Address of Issuer's Principal Executive Offices

              2900 Lakeshore Drive
              Santa Clara, California 95054
Item 2.

           (a)    Name of Person Filing

              This Schedule 13G is being filed on behalf of Francis Capital Management, LLC a California limited liability company ("FCM") and John P. Francis, Managing Member of FCM (each, a "Reporting Person").

           (b) Address of Principal Business Office or, if none, Residence

              The address for each Reporting Person is as follows:

              429 Santa Monica Boulevard, Suite 320
              Santa Monica, California 90401

           (c)    Citizenship

              FCM is a California limited liability company.
              John P. Francis is a United States citizen.

           (d)    Title of Class of Securities

              Common Stock

           (e)    CUSIP Number

              01877H100

Item 3. If this statement is filed pursuant to Section 240.13d-1(b)or Sections 240.13d-2(b) or (c), check whether the person filing is a:



           (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

           (b) |_| Bank as  defined  in  Section  3(a)(6)  of the Act (15 U.S.C.
                   78c).

           (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

           (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

           (e) |X| An investment adviser in accordance with
                   Section 240.13d-1(b)(1)(ii)(E). *

           (f) |_| An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).


           (g) |X| A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G). **


           (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).


           (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the

                    Investment Company Act of 1940 (15 U.S.C. 80a-3).

            (j)|_| Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

               *  FCM is an investment adviser in accordance with
                  Section 240.13d-1(b)(1)(ii)(E).
               ** John P. Francis is a control person in accordance with
                  Section 240.13d-1(b)(1)(ii)(G).

Item 4.    Ownership

           For each Reporting Person:

           (a) Amount beneficially owned: 1,665,200.

           (b) Percent of class: 5.1%. *

           (c) Number of shares as to which the person has:

                  (i)     Sole power to vote or to direct the vote: none.

                  (ii)    Shared power to vote or to direct the vote: 1,665,200.

                  (iii) Sole power to dispose or to direct the disposition of: none.

                  (iv) Shared power to dispose or to direct the disposition of: 1,665,200.

               * According to the issuer's Form 10-Q filed February 9, 2007, as of December 31, 2006, it had 32,607,190 shares of common stock outstanding.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(1).

Item 5.    Ownership of Five Percent or Less of a Class

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

           FCM, in its capacity as investment adviser to two pooled investment vehicles, Catalysis Partners, LLC ("Catalysis LLC"), a Delaware limited liability company and Catalysis Partners, Ltd. ("Catalysis Ltd." and together with Catalysis LLC, the "Funds"), a Cayman Islands exempted company, may be deemed to be the beneficial owner of 1,665,200 shares of issuer's common stock owned by the Funds, as in its capacity as investment adviser it has the power to dispose, direct the disposition of, and vote the shares of the issuer's common stock owned by the Funds.

           Specifically, Catalysis LLC is the record and beneficial owner of 893,037 shares of the issuer's common stock (approximately 2.7%) and Catalysis Ltd. is the record and beneficial owner of 772,163 shares of the issuer's common stock (approximately 2.4%).

           John P. Francis is a part-owner of FCM and its Managing Member. As the controlling person of FCM, he may be deemed to beneficially own 1,665,200 shares of the issuer owned by the Funds.

           Pursuant to Rule 13d-4, John P. Francis disclaims beneficial ownership of the securities owned by the Funds.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          N/A

Item 8.    Identification and Classification of Members of the Group

          N/A

Item 9.    Notice of Dissolution of Group

          N/A

Item 10.   Certification

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



              Date:  February 15, 2007


                             FRANCIS CAPITAL MANAGEMENT, LLC


                             By: /s/ John P. Francis
                                --------------------
                                 Name: John P. Francis
                                 Its: Managing Member



                             /s/ John P. Francis
                             -------------------
                             John P. Francis

                                    Exhibit A

                  Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on
Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date:  February 15, 2007


                             FRANCIS CAPITAL MANAGEMENT, LLC


                             By: /s/ John P. Francis
                                --------------------
                                 Name: John P. Francis
                                 Its: Managing Member



                             /s/ John P. Francis
                             -------------------
                             John P. Francis